The global eyewear industry is worth a staggering 160 billion dollars, yet it has seen very little innovation since the introduction of photochromic lenses in the 1960s.

Throughout the course of a day, sunlight conditions are constantly changing. Shouldn't your sunglasses be smart enough to keep up?

Say hello to Dusk and welcome to the future of sunglasses.

Dusk by Ampere are the world's first pair of app-enabled electrochromic tint-changing smart sunglasses. It sounds like a mouthful, but the advantages of Dusk over existing sunglasses are easy to understand.

Simply put, Dusk are the first sunglasses that allow YOU to control the tint of your glasses, instantly.

No more carrying multiple pairs of glasses or struggling to see in changing lighting situations.

Within the next 10 years, we believe that everyone will have converted to this revolutionary technology.

——

We're Ampere, and we make fun, functional tech.

We're proud to have a diverse and experienced team of seasoned digital marketers, with a track record of helping other businesses raise more than $50 million on product crowdfunding campaigns.

And we're also electronics experts and product designers, with more than 30 years of combined industry experience.

We have established partnerships and contracts in place with all our key manufacturing partners.

We have a strong IP portfolio, including 5 patents issued, 5 patents pending, 7 licensed patents, and 32 trademarks.

Since founding in 2019, we've produced a new, innovative, game-changing product every year that we have been in business with almost $7 million in total gross revenue from over 50,000 customers in more than 100 different countries.

–

But after launching Dusk, things really took off. Last year, we experienced almost 700% year-on-year revenue growth.

Text overlay: 680% year-on-year gross revenue growth

–

And we are just getting started. As a market leader in a new and exciting technology, we see an incredible opportunity.

–

This summer, we are launching our most anticipated product yet, Dusk Rx.

–

The number one request we've received from our customers is to make a prescription version of Dusk.

–

Dusk Rx is a revolutionary product that takes on our game-changing tint-adjustable lenses to the next level.

–

In addition to controlling the tint directly on the frame with our new force sensors or through the Ampere app where you can set the exact % tint you want anywhere from 15% up to 60%, Dusk Rx users will be able to set up automatic tint adjustment with InstaOptic — our new patent-pending technology that leverages a built-in light sensor.

–

With a clear plan for growth and an ambitious product pipeline, we are perfectly positioned to disrupt the $6B photochromic lens market, the $60B wearables market, and we have our sights set on the $160B eyewear market.

Reid/Chase together

In 2021, our community helped bring Dusk to life via a product crowdfunding campaign.

Now, for the first time ever, instead of owning an Ampere product, you can own a piece of Ampere itself.

The 2023 Focus Raise is our Series A fundraising round.

We expect to use the funds to accelerate the development of our revolutionary technology, build on our strong IP, make key hires, and scale our global sales.

By investing in Ampere, you will have the opportunity to share in our potential growth. And as an investor, your feedback will help shape the future of our company.

We are already working on the next generation of Dusk.

Just think about how we can apply our proprietary technology to exciting new use cases like
- C - skiing and snowboarding goggles
- R - blue-light blocking computer glasses
- C - and even more ambitious technology like medical applications and augmented reality

    With your help we can develop the products that you want, faster.

The future is bright for Ampere -- so make sure you wear your sunglasses.

Disclaimer slide 1:

Read the Offering information carefully before investing. It contains details of the issuer's business, risks, charges, expenses, and other information, which should be considered carefully before investing. Obtain a Form C and Offering Memorandum at invest.ampere.shop. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Past performance is not indicative of future performance. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Disclaimer slide 2::

Gross revenue is a financial metric not prepared and presented under generally accepted accounting principles in the United States (GAAP) -- a non-GAAP financial measure, Gross revenue includes items not typically included in revenue under GAAP such as amounts related to discounts and returns. Please review the financial statements of Ampere, LLC for a reconciliation between this measure and our revenue under U.S. GAAP. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

Ampere gross revenue for 2022 was $3,981,572 vs $510,531 for 2021 representing 679.89% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.

Ampere gross wholesale/retail revenue for 2022 was $175,206 vs $31,517 for 2021 representing 455.91% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.

English	French
Meet Dusk Sport, the ultimate sports sunglasses with tint-changing lenses and premium audio.	Découvrez Dusk Sport, les lunettes de sport ultimes avec verres à teinte variable et audio premium.
State-of-the-art electrochromic lenses let you adjust the tint level instantly. Choose between light, dark, or anywhere in between.	Les verres électrochromiques à la pointe de la technologie vous permettent d'ajuster instantanément le niveau de teinte. Choisissez entre clair, foncé ou n'importe quel niveau intermédiaire.
Control the tint on the frame.	Contrôlez la teinte sur la monture.
Or on the Ampere App.	Ou sur l'application Ampere.
Or set up automatic tint adjustment with InstaOptic.	Ou configurez un ajustement automatique de la teinte avec InstaOptic.
A built-in light sensor changes the tint so you can keep your hands free.	Un capteur de lumière intégré change la teinte pour que vous puissiez garder les mains libres.
The new patent-pending technology allows you to customize the transition speed, tint range, and light sensitivity.	La nouvelle technologie en attente de brevet vous permet de personnaliser la vitesse de transition, la gamme de teintes et la sensibilité à la lumière.
With Dusk Sport's built-in speakers, we went all in.	Avec les haut-parleurs intégrés de Dusk Sport, notre offre est complète
22 mm speaker drivers and premium components combined with expertly designed sound chambers deliver crisp, clear high notes and deep rich bass. So you can immerse yourself in your favorite songs.	Des haut-parleurs de 22 mm et des composants premium combinés à des chambres acoustiques conçues par des experts délivrent des aigus clairs et nets et des basses profondes et riches. Ainsi, vous pouvez vous immerger dans vos chansons préférées.
Noise reduction technology and multiple microphones allow you to take calls anywhere, and you'll never struggle to hear or be heard.	La technologie de réduction du bruit et les multiples micros vous permettent de passer des appels partout, et vous ne peinerez jamais à entendre ou à être entendu.
And Huddle Mode lets you communicate quickly with your riding buddies.	Et le mode Huddle vous permet de communiquer rapidement avec vos amis cyclistes.
Dusk Sport are lightweight and durable	Vos Dusk Sport sont légers et durables
Sweatproof and water resistant	Résistant à la transpiration et à la pluie
Secure and comfortable.	Sécurisés Sûr et confortables.
Customize your fit with replaceable nose pads, rubberized ear tips, and a detachable strap.	Personnalisez-les avec des pinces nez remplaçables, des embouts auriculaires caoutchoutés et une sangle détachable.
Polarized lenses protect your eyes, cut glare, and improve visibility.	Les verres polarisés protègent vos yeux, réduisent l'éblouissement et améliorent la visibilité.
Choose from two frame styles and multiple frame and lens color options for a pair that fits your style.	Choisissez parmi deux types de montures et de multiples options de couleurs de montures et de verres pour une paire qui correspond à votre style.
Made for athletes of all levels — or anyone who enjoys outdoor adventures.	Conçu pour les athlètes de tous niveaux — ou pour toute personne qui aime faire des activités en plein air.
Electrochromic lenses	*Verres électrochromiques*

Instant tint adjustment	Ajustement instantané de la teinte
InstaOptic™ Technology	Technologie InstaOptic™
Premium audio	Audio premium
Noise Reducing Microphones	Micros réducteurs de bruit
Huddle Mode	Mode Huddle
Lightweight & Durable	Légers & Durables
Sweatproof & Water Resistant	Résistant à la transpiration & à la pluie
Secure & comfortable	Sécurisé & confortable
Polarized Lenses	Verres polarisés
Personalize your style	Personnalisez votre style

The person driving the simulator drives through a tunnel as he exits we pull the cover back and we turn on a bunch of stage lights – the glasses obviously go from light to dark instantly and he keeps driving like nothing happened.

Nice driving Dave! And really nice glasses
Let's check out a replay of that final turn.

See that? Those are Dusk Rx. They are the first prescription-ready glasses that allow the wearer to customize exactly how and when the lenses change their tint in less than 0.1 seconds. Pretty cool, right? That's why Dave here was able to keep driving despite that little light stunt we pulled on him.

Now let's see what happens when we try the same thing with normal glasses.

I'm sure a lot of you out there have been forced to do the ol switchero. Maybe you don't crash in spectacular fashion every time like ol Dave over here but it sure is annoying.

I know what you are thinking… But what about photochromic glasses? They change automatically too, right? Well… not so fast

Well… not as dramatic but definitely looks unpleasant. Just look at poor Dave squinting. Even the best photochromic lenses change in 3-4 minutes under ideal conditions. You often get stuck in a perpetual half-tint. Not ideal, right? You need glasses that you control.

Because light comes at you fast

It's no surprise that light conditions are constantly changing but did you know that every person has a different sensitivity to light?

For example, people like me, with lighter color irises, tend to be more light-sensitive than people with darker irises. But, all glasses are the same. Until now.

Dusk Rx are the first glasses that let you instantly control the tint of your lenses — manually or automatically

With InstaOptic™, an ambient light sensor on the frames automatically adjusts the tint of the lenses according to the surrounding light intensity.

However, unlike photochromic lenses, Dusk Rx lenses adjust in milliseconds not minutes and users can customize their automatic tint-changing experience based on their sensitivity to light or even their activity…

Whether your driving or decoding, biking or beaching, with a prescription or not, now you can control the way you see the world.

In the Ampere app, users can customize the settings of InstaOptic™ and select how dark they would like the lenses to go, how light they would like them to go, how sensitive the lenses are to light, and even how long it takes for them to switch between tint levels.

The secret sauce* that makes Dusk Rx the most advanced glasses on the planet are the lenses.

So how exactly does the technology work? Let's ask our experts.

Inside the Dusk Rx lenses, we've placed a layer of liquid crystal molecules. These molecules are arranged in a way that they can be controlled electronically.

By applying different voltages, we can manipulate the orientation of these molecules, and thus, control the amount of light that passes through the lens.

With our new high-voltage lenses, we've achieved a wider visible light transmission range — from 63% to 17% — along with near-perfect visual clarity.

Hold up, glasses wearers! We know what you're thinking. "What about my prescription?

Dusk Rx has got you covered, literally.

Our lenses are crafted from premium MR material, renowned for its high clarity and durability.

We can accommodate over 80% of prescriptions and offer high-index options.

Now, let's talk style. Because what good are amazing lenses if they don't look awesome too?

Dusk Rx comes in six distinct frame styles, three colorways per style. They're designed with premium acetate and come in modern new versions of classic frame shapes.

But hey, we know that style is personal. So we're giving you, our Kickstarter backers the power to choose!

Our virtual try-on app allows you to "try on" all 18 different options. And your feedback will determine which frames and colors we bring to mass production!

We've crafted Dusk Rx to not only be functional but truly personalized

We believe Dusk Rx are the future of sunglasses.